LATTICE INCORPORATED
7150 N. Park Drive, Suite 500
Pennsauken, New Jersey 08109
(856) 910 1166

June 13, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720
Attention:  Larry Spirgel, Esq. Assistant Director

Re:	Lattice Incorporated
Registration Statement on Form SB-2
Filed February 12, 2007
File No. 333-140625

Ladies and Gentlemen:

Lattice Incorporated (the “Company”), is filing amendment No. 1 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated March 13, 2007. Set forth below is the Company’s response to comments.

General

1.	Please note that all material issues stemming from our ongoing review of your Form 10-KSB for the year ended December 31, 2005 must be resolved before effectiveness of this registration statement.

Response:

The Company has provided its responses to your review of its Form 10-KSB for the year ended December 31, 2005.

2.	Please update your registration statement to reflect audited financial statements for the year ended December 31. 2006.

Response:

The Company has included its unaudited financial statements for the period ended March 31, 2007 and its audited financial statements for the year ended December 31, 2006 in Amendment No. 1 to its Registration Statement.

3.
We note that you are registering the sale of 5,000,000 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holder, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, revise the offering to fix the offering price of the shares being offered for the duration of the offering.

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 4l5(a)(l)(i). In your analysis, please address the following among any other relevant factors:

•	The date on which and the manner in which the selling shareholder received the shares and/or the overlying securities;

•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments;

•	The discount at which the shareholder will purchase the common stock underlying the series A preferred stock and warrants (Or any related security, such as notes or options); and

•	Whether or not the selling shareholder is in the business of buying and selling securities.

Response:

The Company has reduced the number of shares being registered to 3,485,000, of which 2,091,000 are issuable upon conversion of Series A preferred stock and 1,394,000 are issuable upon exercise of warrants. Such amount represents 29.9% of the Company’s “public float” as of June 11, 2007.

Prospectus Summary, page 6

4.	Revise to disclose that the number of shares being registered represents __% of your shares currently outstanding.

Response:

In connection with Amendment No.1 to the Company’s Registration Statement, the number of shares being registered represents 21% of the Company’s shares currently outstanding. Such percentage is disclosed in the Prospectus Summary on page five.

5.
Disclose the total dollar value of the securities underlying the series A preferred stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the September 2006 private placement.

Response:

On September 19, 2006, the value of the securities underlying the series A preferred was $11,739,130, the value of the securities underlying the warrants exercisable at $0.50 per share was $7,500,000 and the value of the securities underlying the warrants exercisable at $1.25 per share was $7,500,000. Such amounts reflect the one-for-ten reverse stock split, which was effected on February 2, 2007, and a closing market price of $0.60 per share on September 19, 2006, as adjusted for the one-for-ten reverse stock split. We have disclosed such amounts in the Prospectus Summary on page five of Amendment No. 1 to the Registration Statement.

Selling Stockholders, page 21

6.
We note that on February 2, 2007, the principal and interest on the note held by the selling shareholder automatically converted into 7,826,087 shares of series A preferred stock. We note that the series A preferred stock is convertible into 25 shares of common stock subject to adjustment. In light of these figures, explain why you are registering only 5,000,000 shares of common stock. In this regard, it is not clear whether the amount being registered is pre- or post- the one-for-ten reverse stock split. Furthermore, it is not clear whether you may be obligated to register additional shares in the future (e.g. if the conversion price and exercise price are lowered). Clarify whether there are caps on the number of shares that the series A preferred stock may be converted into or that the warrants may be exercised into, and, if not, whether you may have to register additional shares in the future if future resets of the conversion price and exercise price are possible.

Response:

As stated in the response to Comment 3, the Company is reducing the number of shares being registered to 3,485,000. We acknowledge that the number of shares being registered is less than the amount of shares into which the Series A preferred can be converted and the amount of shares issuable upon exercise of the warrants. The Company intends to seek to register additional shares in the future in accordance with SEC Rules and Releases.

On February 2, 2007, which was the conversion date of the note, the Company effected a one-for-ten reverse stock split whereby the common shares were restated from 166,424,280 to 16,642,428. The conversion ratio on the Series A preferred stock and the number of shares issuable upon exercise of the warrants have been adjusted to reflect the reverse stock split. The Series A preferred stock originally convertible into 25 shares of common stock is now convertible into 2.5 shares of common stock. The warrants to purchase up to 125,000,000 shares of common stock at $0.50 per share and the warrants to purchase up to 125,000,000 shares of common stock at $1.25 per share were adjusted to 12,500,000 shares at an exercise price of $0.50 per share and 12,500,000 shares, at an exercise price of $1.25 per share.

The Company acknowledges that the conversion ratio of the Series A preferred is adjustable, which may require the registration of additional shares in the future. Pursuant to the securities purchase agreement and the certificate of designation for the Series A preferred stock, the conversion ratio on the Series A preferred is adjustable in four instances. First, the conversion ratio will be adjusted for stock dividends on common stock, stock splits, reverse stock splits and reclassifications of common stock. Second, if we close on the sale or issuance of common stock or issues warrants, options, convertible debt or equity securities with an exercise price or conversion price which is less than the conversion ratio on the Series A preferred, the conversion ratio will be reduced to the lower amount. Third, the conversion ratio will be reduced if our earnings before interest, taxes, depreciation and amortization (“EBITDA”) is less than a specified amount per share, on a fully diluted basis, with a maximum reduction of 30% for each year. The target EBITDA per share is $0.19 for 2006 and $0.0549 for 2007. The amount of reduction per year is the percentage shortfall up to a maximum reduction of 30% per year.

The Company also acknowledges that the exercise price of the warrants is adjustable, which may require the registration of additional shares in the future. The securities purchase agreement and the warrants provide for an identical adjustment in the exercise price of the warrants if EBITDA per share fails to meet the aforementioned EBITDA targets.

Although the conversion ratio on the series A preferred and the exercise price of the warrants is adjustable, there are caps on the number of shares that the series A preferred may be converted into and that the warrants may be exercised into. Pursuant to the securities purchase agreement, the selling shareholder is not permitted to convert the series A preferred stock into shares of common stock or exercise the warrants to the extent that such conversion or exercise would result in beneficial ownership by the selling shareholder or any of its affiliates of more than 4.9% of the then outstanding number of shares of common stock on such date.

7.	Clarify whether the selling shareholder is considered a broker-dealer or an affiliate of a broker-dealer.

Response:

The Company has revised its disclosure on page 11 of Amendment No. 1 to the Registration Statement to reflect that the selling shareholder is neither a broker-dealer nor an affiliate of a broker-dealer.

8.
Reconcile your disclosure on page 13 where you indicate that the exercise price of the warrants is not adjustable based upon the EBITDA per share targets and on page 14 where you indicate that the exercise price is adjustable.

Response:

As stated in the response to Comment 6, the exercise price of the warrants is adjustable based upon the EBITDA per share targets. The disclosure on page 13 of Amendment No. 1 to the Registration Statement has been revised accordingly.

9.
Please disclose the total possible profit the selling shareholder could realize as a result of the conversion/exercise discount for the securities underlying the series A preferred stock and warrants, presented in a table with the following information disclosed in separate columns or rows:

•	the market price per share of the securities underlying the series A preferred stock and warrants art the date of the September 2006 private placement;

•	the conversion/exercise price per share of the underlying securities on the date of the sale of the series A preferred stock and warrants;

•	the total possible shares underlying the series A preferred and warrants (assuming complete conversion/exercise throughout the term of the series A preferred and warrants);

•
the combined market price of the total number of shares underlying the series A preferred, stock and warrants calculated by using the market price per share on the date of the sale of the series A preferred stock and warrants and the total possible shares underlying the series A preferred stock and warrants;

•
the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the series A preferred stock and warrants calculated by using the conversion/exercise price on the date of the sale of the series A preferred stock and warrants and the total possible number of shares the selling shareholder may receive; and

•
the total possible discount to the market price as of the date of the sale of the series A preferred stock and warrants, calculated by subtracting the total conversion price on the date of the sate of the series A preferred stock and warrants from the combined market price of the total number of shares underlying the series A preferred stock and warrants on that date.

To reflect the further change in the conversion/exercise price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

Response:

In connection with Amendment No.1 to the Company’s Registration Statement, the Company has revised its disclosure to include a table demonstrating the potential gain or (loss) to the selling shareholders as of the date of the sale of the convertible note, based upon a $0.23 conversion price on the series A preferred stock and exercises prices of $0.05 and $0.125 on the series A warrants and series B warrants respectively. Such table is disclosed on page 13 of the Registration Statement.

10.
Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed in separate columns or rows:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o
if the conversion/exercise price per share is not Set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to he received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price art the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

In connection with Amendment No.1 to the Company’s Registration Statement, the Company has revised its disclosure to include a table demonstrating the total possible profit to be realized as a result of any conversion discounts for securities underlying warrants issued pursuant to the February 8, 2007 amendments to the securities purchase agreement and registration rights agreements. Such table is disclosed on page 14 of Amendment No. 1 to the Registration Statement.

11. Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that. number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction. (reverse split-adjusted, if necessary).

Response:

Prior to the September 19, 2006 transaction, the Company did not enter into any prior transactions with the selling shareholder or any of its affiliates. The Company has disclosed as such on page 12 of Amendment No. 1 to the Registration Statement.

12. In a table, provide disclosure that compares:

•
the number of shares outstanding prior to the series A preferred stock and warrant transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•
the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

•	the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

In connection with Amendment No.1 to the Company’s Registration Statement, the Company has revised its disclosure to include a table demonstrating the information requested above. Such information is disclosed on page 12 of Amendment No. 1 to the registration statement.

13.
Disclose whether - based on information obtained from the selling shareholder - the selling shareholder has an existing short position in your common stock and, if the selling shareholder has an existing short position in your stock, the following additional information:

-	the date on which the selling shareholder entered into that short position; and

-
the relationship of the date on which the shareholder entered into that short position to the date of the announcement of the series A preferred stock and warrant transaction and the filing of the registration statement (e.g., before or after the announcement of the September 2006 private placement, before the filing or after the filing of the registration statement, etc.).

Response:

The selling shareholder does not have any existing short positions in our common stock. The Company has disclosed as such on page 11 of Amendment No.1 to the Registration Statement.

14. Provide the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to he performed in the future between you (Or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the September 2006 private placement; and

•
copies of all agreements between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the September 2006 private placement.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

It is the view of the Company that all such relationships are disclosed in the prospectus and that all such agreements are included as exhibits to the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 17

15.
Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the series A preferred stock and warrant transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any dividend, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, disclose the net proceeds to you from the sale of the series A preferred stock and warrants and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of the series A preferred and warrants.

Response:

The Company has revised its disclosure to include a table demonstrating all payments made in connection with the series A preferred stock and warrant transactions that we have made or are required to be made to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction. Such amounts consisted solely of the selling stockholder’s due diligence fees and has been disclosed in a table on page 14 of Amendment No. 1 to the registration statement.

16. Disclose in a table:

•	the gross proceeds paid or payable to you in the September 2006 private placement;

•	all payments that have been made or that may be required to be made by you that are disclosed in response to comment 15 above;

•	the resulting net proceeds to you; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the series A preferred stock, warrants and any other options, notes, or other company securities that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comments nine and ten above.

Further, please disclose - as a percentage - the total amount of all possible payments as disclosed in response to comment 15 above and the total possible discount to the market price of the shares underlying the series A preferred stock and warrants as disclosed in response to comment nine above divided by the net proceeds to you from the sale of the series A preferred stock and warrants.

Response:

In connection with Amendment No.1 to the Company’s Registration Statement, the Company has revised its disclosure to include a table demonstrating the information requested above. This information is disclosed on page 14 of Amendment No. 1 to the registration statement.

Executive Compensation, page 39

Summary Compensation Table, page 39

17.
We note that you have included compensation information for 2005 and 2006. However, it appears that the information provided for 2005 does not reflect the changes made to recently-amended Regulation S-B Items 402. For example, the amount disclosed for Mr. Burgess under “Option Awards” does not appear to reflect the compensation cost of his award for 2005 as described in FAS 123R. Please revise to make clear that your compensation information for 2005 does not reflect the changes made to Item 402 of Regulation S-B.

Response:

The Company adopted Statement of Financial Accounting Standards ("SFAS") No.123 (Revised 2004), "Share Based Payment," ("SFAS 123R"), as required in the first fiscal year of the Company commencing after December 15, 2005 using the modified prospective method. The Company adopted SFAS 123 in January 2006. Accordingly amounts provided for 2005 do not reflect changes made to recently amended Regulation S-B Item 402 or SFAS 123R. The Company has disclosed this on page 39 of Amendment No. 1 to the registration statement.

* * * * *

If you have any further comments and/or questions, please contact the undersigned at (856) 910 1166.

Very truly yours,

/s/ Joe Noto
_______________________
Joe Noto
Chief Financial Officer
Chief Accounting Officer